January 4, 2011

BY EDGAR AND OVERNIGHT MAIL

Ms. Peggy Fisher, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Wintegra, Inc.
Registration Statement on Form S-l filed May 7, 2010
Registration No. 333-166650

Dear Ms. Fisher:

On behalf of Wintegra, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-166650), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 7, 2010, and most recently amended on July 27, 2010 (the “Registration Statement”) be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because all of its stock has been acquired by PMC-Sierra, Inc. (“PMC-Sierra”), as reported on the Current Report on Form 8-K filed by PMC-Sierra on October 26, 2010 and the Current Report on Form 8-K filed by PMC-Sierra on November 19, 2010.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. None of the Company’s securities were sold pursuant to the Registration Statement.

We would appreciate if you would please provide our offices a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is 512-345-3828.

Should you have any questions regarding this matter, please contact the undersigned or Robert O’Dell at 512-345-3808. Thank you for your assistance.

Very truly yours,

/s/ Jacob (Kobi) Ben-Zvi

Jacob (Kobi) Ben-Zvi
President and Chief Executive Officer (former) of Wintegra, Inc.
Vice-President and General Manager
Wireless Infrastructure and Networking Division
PMC-Sierra, Inc.